                                 EXHIBIT 99.2


LETTER OF INTENT
FEBRUARY 24, 2003
PAGE 1


                                                               February 24, 2003


CONFIDENTIAL

Board of Directors
Click Commerce, Inc.
200 East Randolph Drive
Suite 4900
Chicago, Illinois 60601
Attn: Michael W. Ferro, Jr.
      Chairman and Chief Executive Officer


Dear Michael:

     Set forth below in this non-binding Letter of Intent are certain terms of a proposed transaction (the "Transaction") in which one or more funds managed by Insight Venture Management, LLC ("Insight") would agree to acquire all of the operating assets (the "Assets") and assume specifically identified related operating liabilities (the "Liabilities") of Click Commerce, Inc. (the "Company").

     Attached as Exhibit A is an analysis of the estimated total amount of cash that could be available for distribution to the existing stockholders of the Company following the Transaction. This analysis takes into account specific liabilities that we may assume, subject to satisfactory completion of our due diligence. We are prepared to assist the Company with negotiating and obtaining directors' and officers' liability insurance on mutually acceptable terms, including an appropriate "tail." Our expectations with respect to the cost of such insurance, as well as investment banking fees associated with the Transaction, are set forth on Exhibit A. The figures contained in Exhibit A are estimated based on our recent experience in executing a sale transaction involving a public company in Insight's portfolio, although the actual available cash amounts may differ significantly.

     We have outlined below the material terms and conditions of our proposal:

I.    STRUCTURE AND TERMS:

     Insight or an acquisition corporation formed by Insight ("Buyer") would purchase the Assets in exchange for $3.0 million. Buyer would also assume the Liabilities, to be determined by Buyer in its sole discretion following completion of due diligence.

LETTER OF INTENT
FEBRUARY 24, 2003
PAGE 2


II.   BENEFITS OF THE TRANSACTION:

     We believe the Transaction, followed by the distribution to the Company's stockholders contemplated in Section IV(B) below, represents a substantial premium over the Company's current share price.

III.  EMPLOYEES:

     Prior to the consummation of the Transaction, Buyer expects to enter into employment agreements with certain key employees of the Company.

IV.   CONDITIONS:

     The Transaction would be subject to the satisfaction, in Buyer's sole discretion, of certain conditions, including those set forth below:

     A. Satisfactory completion of due diligence by Buyer, which we believe can be completed within two weeks.

     B. Cash balances remaining on the Company's balance sheet as of the closing of the Transaction (less any outstanding obligations, payables and other liabilities required to be paid by the Company and acceptable to Buyer) will be distributed to the Company's stockholders immediately following the Transaction;

     C. No material adverse change in the assets, properties, financial condition, operating results, business or prospects of the Company; and

     D. Receipt of all necessary approvals and consents, including stockholder, board and regulatory consents.

V.    TIMING:

     We have previously submitted a request for certain due diligence information, although the information has not yet been made available to us due to securities law concerns raised by your counsel. Please note that we believe we are required to file a Statement on Form 13D with the Securities and Exchange Commission regarding the subject matter discussed herein as soon as possible following your receipt of this letter. We are prepared to meet with you as soon as possible to engage in discussions regarding the Transaction. Upon the execution of this Letter of Intent, we will immediately proceed with completing our due diligence investigation. We expect to complete our due diligence and negotiation of a mutually acceptable definitive asset purchase agreement (the "Agreement") by March 24, 2003. The Agreement would contain customary covenants, representations, warranties, standard indemnification provisions and other terms and conditions satisfactory to the parties. It is expressly understood and acknowledged by the parties hereto that this Letter of Intent does not state all of the essential terms and conditions of the Transaction. Buyer would expect to close the Transaction as soon as is practicable thereafter.
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LETTER OF INTENT
FEBRUARY 24, 2003
PAGE 3


VI.   FEES & EXPENSES:

     Each of Buyer and the Company shall bear its own fees, costs and expenses that are customarily borne by sellers and purchasers in connection with transactions of this type. The Company would pay at closing all fees, costs and expenses incurred by the Company in connection with the Transaction.

VII.  OTHER NEGOTIATIONS:

     Between the date hereof and the earliest of (i) 5:00 p.m. on August 29, 2003, (ii) such time as Buyer has notified the Company in writing that it is withdrawing from further negotiations regarding the Transaction or (iii) the execution of the Agreement, neither the Company nor its officers or directors will, nor will the Company or its officers or directors direct any of the Company's employees, agents or affiliates to, take any action to solicit or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than discussions with Buyer) regarding any acquisition of the Company, any merger or consolidation with or involving the Company, or any acquisition of a material portion of the Company's stock or assets (an "Acquisition Transaction"), unless the Company pays to Buyer, by wire transfer of immediately available funds to an account designated by Buyer, an amount equal to (i) all fees and expenses incurred by Buyer in connection with the Transaction (including reasonable attorneys' fees and expenses) plus (ii) $100,000. In connection with the foregoing, the Company agrees that any negotiations regarding an Acquisition Transaction in progress as of the date hereof will be terminated or suspended during such period, and the Company shall deliver to Buyer written notice of any offers or communications delivered to or received by third parties regarding a potential Acquisition Transaction within twenty-four (24) hours of the Company's delivery or receipt of any such offer or communication, which notice shall identify the person or entity involved in such offer or communication and the nature of the proposed Acquisition Transaction. The Agreement shall contain a provision substantially similar to this Section VII.

VIII. NON-BINDING; COVENANTS:

     Except for the covenants and agreements set forth in Section VII above, which are binding legal commitments, this Letter of Intent constitutes only the parties' present intentions regarding the Transaction contemplated herein and is not intended to, nor shall it be deemed to be, a binding legal commitment. The parties acknowledge that they must complete negotiations on the points set forth herein as well as on points well beyond the scope of this Letter of Intent, which negotiations may also cause the terms set forth herein to be further negotiated and changed. Accordingly, the parties do not intend to be bound until they enter into definitive agreements regarding the subject matter of this Letter of Intent. It is expressly understood and acknowledged by the parties hereto that this Letter of Intent does not state all of the essential terms and conditions of the Transaction.
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LETTER OF INTENT
FEBRUARY 24, 2003
PAGE 4


IX.   ENTIRE AGREEMENT:

     This Letter of Intent supersedes any and all prior or contemporaneous communications or agreements between the parties hereto concerning the subject matter hereof, whether written or oral.

X.    COUNTERPARTS:

     This Letter of Intent may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

          If you are in agreement with the terms of this Letter of Intent and the general intentions of the parties with respect to the proposed Transaction as set forth herein, please so indicate by executing the enclosed copy of this letter and returning it to the undersigned prior to 5:00 p.m. E.S.T. on Thursday, February 27, 2003. If you have any questions regarding this Letter, please contact Jeff Horing at (212) 230-9200.



                                      Very truly yours,

                                      INSIGHT VENTURE MANAGEMENT, LLC

                                      By: /s/ Jeff Horing
                                          ----------------------------------
                                          Jeff Horing
                                          Managing Director



APPROVED AND ACCEPTED

This       day of February 2003:
     -----
By:
   ------------------------------
   CLICK COMMERCE, INC.
   Name:
   Title:

LETTER OF INTENT
FEBRUARY 24, 2003
PAGE 5


EXHIBIT A
Estimated Cash Liquidation for Click Commerce Shareholders
CONFIDENTIAL
(all numbers in $USD x000s)


                                                      Insight's Asset
                                                          Purchase
                                                         Proposal**
                                                         ----------

Current Cash on Balance Sheet                             34,000
Cash generated from Sale of Click Assets                   3,000

 Costs of Liquidation:
  D&O insurance tail                                       1,000
  Morgan Stanley & Weingarten fees                           800
  Legal and accounting fees                                1,000
  Misc.                                                      500

 Total Liquidation Costs                                   3,300

Estimated Cash Available for Existing
Shareholders                                              33,700
Estimated Cash Available per Share                          4.16

** Insight is prepared to assume specific operating liabilities, including lease payouts and wind down costs.